

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2011

<u>Via E-mail</u>
George Putnam
President and Chief Executive Officer
EMC Metals Corp.
11th Floor – 888 Dunsmuir Street
Vancouver, BC, Canada

   Re: **EMC Metals Corp.**
     Amendment No. 2 to Registration Statement on Form 10
     Filed September 15, 2011
     File No. 0-54416

Dear Mr. Putnam:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/H. Roger Schwall

       H. Roger Schwall
       Assistant Director

cc: <u>Via E-mail</u>
  Edward Mayerhofer